INTER&CO, INC.

NOTICE OF RELEVANT EQUITY SALE

INTER & CO. INC. (NASDAQ: INTR; B3: INBR32) ("Inter&Co" or “Company”) hereby announces that it was informed by Atmos Capital Gestão de Recursos Ltda. (“Atmos Capital”), a company enrolled with the Corporate Taxpayer’s Registry (CNPJ) under No. 10.957.035/0001-77, with head office at Av. Borges de Medeiros 633, suite 602, Leblon, Rio de Janeiro/RJ, Brasil, 22.430-041, that the funds under Atmos Capital management now hold, in aggregate, 14,216,214 securities issued by Inter&Co, of which 917,035 are Class A Common Shares (INTR) and 13,299,179 are Brazilian Depositary Receipts (INDR32), representing altogether approximately 4.99% of the Class A Common Shares issued by Inter&Co.
According to Atmos Capital, the equity above mentioned is held strictly for investment purposes and is not aimed at changing the control or management structure of the Company.

SANTIAGO HORACIO STEL
Senior Vice President of Finance and Risks